

September 14, 2012

<u>Via E-mail</u>
Mr. Richard T. O'Brien
Chief Executive Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle, Suite 800
Greenwood Village, CO 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Response dated September 7, 2012**
> **File No. 001-31240**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Non-GAAP Financial Measures, page 83</u>

1. We reviewed your response to our prior comment 1. In order to provide an investor with a better understanding of the impact of by-product sales, please confirm in future Exchange Act filings you will revise your disclosure on page 85 to disclose the amount of by-product sales that are credited to Costs applicable to sales for each period presented. Such disclosure can be provided via a footnote to your table.

Other

2. Please provide a written statement acknowledging that:
    -   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    -   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    -   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining